FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

CALL NOTICE
ANNUAL AND EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO are summoned to hold a meeting on April 30, 2008, at 5:00 p.m., at the Company’s headquarters, located at Avenida Brigadeiro Luiz Antonio, 3.142, in the city of São Paulo in order to resolve on the following Agenda:

At the Annual General Meeting:

a) Reading, discussion and voting on the financial statements related to the year ended December 31,2007;

b) Allocation of net income for the year 2007;

c) Election of the members for the Board of Directors;

d) Election of the members for the Advisory Board;

e) Determination of annual global compensation of the Company’s management;

At the Extraordinary General Meeting:

f) Approval of the Board of Executive Officers’ proposal to capitalize the expansion reserve and profit retention reserve based on capital budget, resulting in the increase of Company’s capital stock in the amount of R$ 60,935,509.21, without the issue of new shares and subsequent approval to the amendment in article 4 of the Company’s Bylaws;

g) Approval of the Management Proposal, to the amendment of Paragraph first, item “b”, of article 5 of the Company’s Bylaws, related to the minimum annual dividend;

h) Approval of the Management Proposal to exclude Paragraph first of article 14 of the Company’s Bylaws and reallocation of the remaining paragraphs.

i) Approval of 2008 Investments Plan;

j) Consolidation of the Company’s Bylaws.

Pursuant to Article 3 of CVM Ruling 165/91, amended by CVM Ruling 282/98, the minimum percentage of interest in the voting capital stock necessary to request the adoption of multiple vote is 5%.

Copies of proposals and documents related to the matters mentioned in the agenda are available to Shareholders at the Company’s headquarters and at the São Paulo Stock Exchange, pursuant to articles 124 and 135 of Law 6.404/76.

São Paulo, April 14, 2008

ABILIO DOS SANTOS DINIZ
Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 14, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.